Ensemble Health Partners, Inc.

11511 Reed Hartman Highway

Cincinnati, Ohio 45241

November 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E. Washington, D.C. 20549

Re:	Ensemble Health Partners, Inc.

  Request for Withdrawal of Registration Statement on Form S-1

  File No. 333-259884

Ladies and Gentlemen:

On September 20, 2021, Ensemble Health Partners, Inc. (the “Company”) initially filed Registration Statement No. 333-259884 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Ensemble Health Partners, Inc. Attention: Van Miller, 11511 Reed Hartman Highway, Cincinnati, Ohio 45241, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Thomas Holden, Three Embarcadero Center, San Francisco, CA 94111-4006.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Thomas Holden at (415) 315 2355 or Thomas.Holden@ropesgray.com.

Sincerely,

Ensemble Health Partners, Inc.

/s/ Van Miller
Name:	Van Miller
Title:	Executive Vice President and General Counsel

cc:    Thomas Holden (Ropes & Gray LLP)

Tristan M. VanDeventer (Ropes & Gray LLP)